Exhibit 99.1

United Utilities PLC – Key Dates

United Utilities will announce its preliminary results for the year ending 31 March 2006 on Thursday 1 June 2006. The key corporate dates are expected to be:

Announcement of preliminary results for year ending 31 March 2006	1 June 2006
Ex-dividend date for 2005/06 final dividend	28 June 2006
Record date for 2005/06 final dividend	30 June 2006
Annual General Meeting	28 July 2006
Payment of 2005/06 final dividend to shareholders	25 August 2006

____________________________________________

Further information can be obtained from :
Paul Davies, Assistant Company Secretary +44 1 925 237051
Darren Jameson, Investor Relations +44 1 925 237033

United Utilities' Ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two Ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".